Exhibit 99.1

Origin Agritech Reports First Half of 2022 Revenue Growth of 300% and Achievement of Profitability

BEIJING, /PRNewswire/ -- Origin Agritech Ltd. (NASDAQ: SEED) (the “Company” or “Origin”), an agriculture technology company, announced revenue for the first half of fiscal 2022 of RMB46.4 million (US $7.3 million) an increase of 300% vs. first half 2021, and earnings of RMB1.3 million (US $0.2 million, or $0.03 per share).

Summary of Financial Results 6 Month Period Ending March 31, 2022

	1st half 2021 RMB		1st half 2022 RMB		% Change	1st half 2022 USD
Revenues	11.6	mm	46.4	mm	300%	$7.3	mm
Operating expenses	12.1	mm	14.3	mm	18%	$2.3	mm
Operating income/(loss)	(7.8	mm)	(1.3	mm)	N/A	$(0.2	mm)
Net income/(loss)	(4.6	mm)	1.3	mm	N/A	$0.2	mm

The company had RMB6.5 million (US $1 million) cash on 3/31/22 vs. RMB 15.4 million on 9/30/21. The cash was used to ramp up seed production and for other working capital purposes that funded the company’s rapid growth period over period. The company, additionally, has access to credit facilities that can be accessed as needed to fund future growth. Origin’s complete financials will be filed under a form 6-K with the SEC that will be accessible on the company’s website at: SEC Filings - Origin Agritech.

Growth drivers

Growth in the first half of 2022 came from the sale of the company’s new high yield, disease tolerant corn variety that can adapt to stressful environments. During the 2021 growing season one of China’s main growing areas experienced extreme weather fluctuations of drought followed by massive flooding. Despite this, the variety performed extremely well in this environment while other corn varieties planted nearby were decimated. The success of our seeds created consumer attention for the Origin Agritech brand and generated demand for the new hybrid seed. As a result of the demand,we are expanding our seed production to meet anticipated 2023 demand.

What’s ahead for Origin?

Despite the company’s financial growth in the first half of 2022, the company believes its biggest growth driver in the near-term will be the sale of its nutritionally enhance corn (NEC). Although sales of NEC was low in the first half of 2022, the company anticipates sales will be more evident in the second half of the year, after the harvest. We have formed joint venture companies with our feedstock partners and are busy ramping up production of NEC using contract growing. The partners are responsible for the capital expenditures for the contract growing and Origin supplies the seed and technical support. The annual feed corn market is China is estimated at over 1.9 million metric tons and worth more than RMB500 billion ($75 billion). Origin seeks to capture a significant portion of this market in the coming years as the NEC alleviates the need for expensive nutritional additives and thus doubles the profit margin for feedstock companies. Importantly, there is no other corn variety with similar properties, currently leaving Origin without competition for this product.

Origin continues to extend its leadership in next generation breeding technologies. The company has been an early adopter of CRISPR for corn gene editing and has created more than a dozen desirable traits including the recently announced change of leaf angle that allows for denser planting of the corn plants and thus higher yield. CRISPR is the biggest evolution ever in plant breeding, but there has been a big challenge of getting past the cell wall in corn and other plants. Origin has made some innovations with new processes that overcome this obstacle, and the company believes that it is the leader in using CRISPR for corn breeding, not only in China, but also in the world. The company has already integrated these traits into the company’s hybrid corn and is filing for regulatory approval.

Origin is encouraged by the Chinese government’s continued progress on establishing the legal framework regulating the commercialization of GMO crops and views this as a sign that they will soon move to legalizing the wider planting of GMO crops. The company has integrated its GMO traits into its hybrid corn varieties and is ready to launch commercial sales once the switch is flipped.

“Origin has many tools in its toolbox for corn breeding,” said Dr. Gengchen Han, Origin Agritech's Chairman. “We are using these tools to create bespoke new corn varieties that meet our customers’ needs, and this is creating a lot of buzz for the Origin Agritech brand. We are confident that this innovation will create returns for Origin’s shareholders, customers, and employees.”

About Origin Agritech Limited

Origin Agritech Limited, founded in 1997 and headquartered in Zhong-Guan-Cun (ZGC) Life Science Park in Beijing, is a leading Chinese agricultural technology company. In crop seed biotechnologies, Origin Agritech's phytase corn was the first transgenic corn to receive the Bio-Safety Certificate from China's Ministry of Agriculture. Over the years, Origin has established a robust biotechnology seed pipeline including products with glyphosate tolerance and pest resistance (Bt) traits. For further information, please visit the Company's website at: www.originagritech.com. The company also maintains a twitter account for updating investors on company and industry developments, which is @origin_agritech. Information on our website and twitter is not incorporated herein, and investors are cautioned to read our Securities and Exchange Commission filings before they make any investment decision about the company.

Forward-Looking Statements

This communication contains "forward-looking statements" as defined in the federal securities laws, including Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements address expected future business and financial performance and financial condition, and contain words like "expect," "anticipate," "intend," "plan," "believe," "seek," "will," "would," "target," and similar expressions and variations. Forward-looking statements address matters that are uncertain. Forward-looking statements are not guarantees of future performance and are based on assumptions and expectations which may not be realized. They are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates but involve a number of risks and uncertainties, many of which are beyond the company's control. Some of the important factors that could cause the company's actual results to differ materially from those discussed in forward-looking statements are: failure to develop and market new products and optimally manage product life cycles; ability to respond to market acceptance, rules, regulations and policies affecting our products; failure to appropriately manage process safety and product stewardship issues; changes in laws and regulations or political conditions; global economic and capital markets conditions, such as inflation, interest and currency exchange rates; business or supply disruptions; natural disasters and weather events and patterns; ability to protect and enforce the company's intellectual property rights; and separation of underperforming or non-strategic assets or businesses. The company undertakes no duty or obligation to publicly revise or update any forward-looking statements as a result of future developments, or new information or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Although the company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For further information:

Kirin Smith

President, PCG Advisory

646-823-8656

Joe Ramelli

Director of Investor Relation

Phone: 310-845-6238

Email: joe@originagritech.com

SOURCE: Origin Agritech Limited